UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 17)

SWANK, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

210-86971610
(CUSIP Number)

William D. Freedman, Esq., Troutman Sanders LLP 405 Lexington Avenue, New York, New York 10174 (212) 704-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of  16 Pages)

SCHEDULE 13D

CUSIP No. 210-86971610	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The New Swank, Inc. Retirement Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,226,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 210-86971610	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Tulin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 436,310
	8	SHARED VOTING POWER 1,382,134
	9	SOLE DISPOSITIVE POWER 436,310
	10	SHARED DISPOSITIVE POWER 140,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON* IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 210-86971610	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raymond Vise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,136
	8	SHARED VOTING POWER 1,336,134
	9	SOLE DISPOSITIVE POWER 7,136
	10	SHARED DISPOSITIVE POWER 140,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,344,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14	TYPE OF REPORTING PERSON* IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 210-86971610	Page 5 of 16 Pages

AMENDMENT NO. 17 TO JOINT FILING ON SCHEDULE 13D

OF

THE SWANK, INC. RETIREMENT PLAN TRUST

AND

JOHN TULIN AND RAYMOND VISE

WITH RESPECT TO SWANK, INC.

This filing is Amendment No. 17 to the Statement on Schedule 13D (as amended to date, the “Schedule 13D”) filed on behalf of The Swank, Inc. Retirement Plan Trust (the “Retirement Plan Trust”) and John Tulin and Raymond Vise, trustees of the Retirement Plan Trust (the “Retirement Plan Trustees”) with respect to shares of the common stock, $.01 par value per share (the “Common Stock”), of Swank, Inc. (the “Corporation”).

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

“On December 5, 2008, the Corporation repurchased 270,000 shares of Common Stock, thereby reducing the number of issued and outstanding shares of Common Stock. In addition, on that date, John Tulin, through an individual retirement account, purchased 48,483 shares of Common Stock, and he and his wife jointly purchased 20,917 shares of Common Stock.  Personal funds were used to purchase these shares.

Item 4.      Purpose of Transaction.

Reference is made to the information contained in Item 3 above, which is incorporated by reference herein and made a part hereof.

Item 5.      Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following:

“The following table sets forth information as of December 15, 2008 as to the shares of Common Stock beneficially owned by the Retirement Plan Trust and each of the Retirement Plan Trustees:

SCHEDULE 13D

CUSIP No. 210-86971610	Page 6 of 16 Pages

Name	Amount and Nature of Beneficial Ownership	Percent of Class
The New Swank, Inc. Retirement Plan	2,226,641	39.4%

John Tulin	1,783,505	31.6%

Raymond Vise	1,334,938	23.8%

________________________

(1)     This amount includes 890,507shares of Common Stock allocated to participants’ accounts in The New Swank, Inc. Retirement Plan (the “Retirement Plan”) and as to which such participants may direct the trustees of the Retirement Plan as to voting on all matters.

(2)    This amount also includes 1,196,029 shares of Common Stock allocated to participants’ accounts in the Retirement Plan as to which participants may direct the trustees as to voting only on certain significant corporate events and as to which the trustees may vote on all other matters in their discretion. Shares allocated to such accounts as to which no voting instructions are received are required to be voted in the same proportion as shares allocated to accounts as to which voting instructions are received. This amount also includes 140,105 shares held in accounts under the Retirement Plan as to which participants may direct the trustees as to voting on all matters and may be disposed of in the discretion of the trustees.

(3)   John A. Tulin, our President and a director and Raymond Vise, a director, are co-trustees of the Retirement Plan. This amount includes 1,196,029 shares held in accounts as to which the trustees have sole voting power as to certain matters (see footnote 2 above) and 140,105 shares held in accounts under the Retirement Plan which may be disposed of in the discretion of the trustees (see footnote 2 above).

(4)  This amount includes 1,060 shares owned by Mr. Tulin’s wife and 46,000 shares held jointly by Mr. Tulin and his wife. Mr. Tulin disclaims beneficial ownership of the shares held by his wife. This amount also includes 22,999 shares allocated to his accounts under the Retirement Plan.

(5) This amount includes 1,666 shares which Mr. Vise has the right to acquire within 60 days through the exercise of stock options granted under the 1994 Plan.

Since June 30, 2006, the date of the last amendment to this Schedule 13D, to December 15, 2008, the Retirement Plan Trust distributed the following shares of Common Stock to employees or former employees of the Corporation pursuant to the terms and provisions of the Retirement Plan: 53,812 shares on September 8, 2006, 42,895 shares on September 11, 2006, 44,965 shares on October 11, 2006, 51,904 shares on December 7, 2006, 60,242 shares on December 22, 2006, 22,676 shares on January 5, 2007, 14,396 shares on January 30, 2007, 18,969 shares on March 19, 2007, 10,275 shares on April 13, 2007, 11,944 shares on May 3, 2007, 28,324 shares on June 1, 2007, 14,063 shares on June 21, 2007, 31,974 shares on October 5, 2007,

SCHEDULE 13D

CUSIP No. 210-86971610	Page 7 of 16 Pages

24,836 shares on November 15, 2007, 36,667 shares on December 17, 2007, 29,651 shares on February 5, 2008, 14,546 shares on March 10, 2008, 10,869 shares on March 24, 2008, 30,665 shares on June 5, 2008, 15,761 shares on September 8, 2008, 9,682 shares on September 25, 2008, 68,130 shares on September 24, 2008 and 3,459 shares on October 29, 2008. The Retirement Plan Trust also repurchased 15,789 shares on March 24, 2008 from employees or former employees of the Corporation pursuant to the terms and conditions of the Retirement Plan.

Except as described in this Item 3 above, none of the Retirement Plan Trust nor the Retirement Plan Trustees have effected any transactions in Common Stock during the past sixty days.”

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

“There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Retirement Plan Trustees and the Retirement Plan Trust or between the Retirement Plan Trust or the Retirement Plan Trustees and any other person with respect to any securities of the Corporation, including but not limited to the transfer or voting of any of the securities, finders’s fees, joint ventures, loan or option arrangements, puts, or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies except (a) the Amended and Restated Retirement Plan, (b) the Retirement Plan Trust, (c) a non-qualified stock option contract, dated August 11, 2005, between Raymond Vise and the Corporation, (d) the Stockholders Agreement dated March 1, 2006 among the Corporation, John Tulin and James E. Tulin, (e) an incentive stock option contract, dated February 28, 2008, between John Tulin and the Corporation, and (f) a stock purchase agreement dated December 5, 2008 among the John Tulin IRA Account, the John and Wendy Tulin TIC Account, Slater Equity Partners, L.P. and Slater Equity Partners Offshore Fund, Ltd.

Item 7.      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

2

Incentive Stock Option Contract, dated February 28, 2008, between John Tulin and the Corporation (Exhibit 99.1 to the Corporation’s Current Form on 8-K, dated March 4, 2008, File No. 1-5354, is incorporated herein by reference).

3	Stock Purchase Agreement dated December 5, 2008 among the John Tulin IRA Account, the John and Wendy Tulin TIC Account, Slater Equity Partners, L.P. and Slater Equity Partners Offshore Fund, Ltd.

SCHEDULE 13D

CUSIP No. 210-86971610	Page 8 of 16 Pages

SIGNATURES

After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	December 17, 2008

The New Swank, Inc. Retirement Plan

By: /s/ John Tulin, Trustee
John Tulin, Trustee

/s/ John Tulin
John Tulin

/s/ Raymond Vise
Raymond Vise

SCHEDULE 13D

CUSIP No. 210-86971610	Page 9 of 16 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

2

Incentive Stock Option Contract, dated February 28, 2008, between John Tulin and the Corporation (Exhibit 99.1 to the Corporation’s Current Form on 8-K, dated March 4, 2008, File No. 1-5354, is incorporated herein by reference).

3	Stock Purchase Agreement dated December 5, 2008 among the John Tulin IRA Account, the John and Wendy Tulin TIC Account, Slater Equity Partners, L.P. and Slater Equity Partners Offshore Fund, Ltd.

SCHEDULE 13D

CUSIP No. 210-86971610	Page 10 of 16 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the amendment to the statement on Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 17th day of December 2008.

The New Swank, Inc. Retirement Plan

By: /s/ John Tulin, Trustee
John Tulin, Trustee

/s/ John Tulin
John Tulin

/s/ Raymond Vise
Raymond Vise

SCHEDULE 13D

CUSIP No. 210-86971610	Page 11 of 16 Pages

EXHIBIT 3

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of December 5, 2008 (this “Agreement”), by and among SLATER EQUITY PARTNERS, L.P. (“SEP”) and SLATER EQUITY PARTNERS OFFSHORE FUND, LTD. (“SPOF” and, together with SEP, the “Sellers”), and JOHN TULIN IRA ACCOUNT and JOHN AND WENDY TULIN TIC ACCOUNT (collectively, the “Purchasers”).

Recitals

WHEREAS, the Sellers are the owners of an aggregate of 84,483 shares (the “Shares”) of the common stock, $0.10 par value per share (the “Common Stock”), of Swank, Inc. (the “Company”); and

WHEREAS, the Sellers have informed the Purchasers that they desire to sell the Shares to the Purchasers, and the Purchasers will purchase the Shares, all upon the terms and subject to the conditions set forth below.

NOW, THEREFORE, for good and valuable consideration, the receipt and legal adequacy and sufficiency of which are acknowledged, the parties agree as follows:

1.	Purchase and Sale of the Shares.

(a)       Concurrently herewith, the Sellers are selling, transferring, conveying, assigning and delivering to the Purchasers all right, title and interest in and to the number of Shares set forth opposite each Seller’s name on Schedule A hereto, free and clear of all liens, claims and other encumbrances of any kind or nature whatsoever (“Liens”). The Shares will be electronically transmitted to the account of each Purchaser’s broker with The Depository Trust Company through its Deposit Withdrawal Agent Commission system.

(b)       As consideration in full for their acquisition of the Shares, the Purchasers are paying to SEP the sum of $28,506.87 and to SPOF the sum of $131,166 (an aggregate of $159,672.87) as set forth on Schedule A hereto, in each case by wire transfer of immediately available funds per the Sellers’ written wiring instructions previously furnished by the Sellers to the Purchasers.

2.         Representations and Warranties of the Sellers. Each Seller represents and warrants to the Purchasers as follows: (a) such Seller has full legal power and capacity to execute and deliver this Agreement and to perform its obligations hereunder; (b) neither the execution or delivery of this Agreement nor the performance hereof by such Seller conflicts with, or constitutes a breach of or a default or requires the consent of any third party under, any applicable statute, order, rule or regulation of any court or of any government or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (each, a “Law”), or any material agreement, indenture, contract or instrument to which such Seller is now a party or by which the assets of such Seller are bound; (c) no consent, license, approval, order or authorization of, or registration, filing or declaration with any government authority or other third person or entity (each, a “Consent”) is required to be obtained by such Seller for the

SCHEDULE 13D

CUSIP No. 210-86971610	Page 12 of 16 Pages

execution, delivery and performance by such Seller of this Agreement; (d) such Seller owns, of record and beneficially, all right, title and interest in and to the number of Shares set forth opposite such Seller’s name on Schedule A hereto free and clear of all Liens and after giving effect to the transactions contemplated hereby, each Purchaser will own all right, title and interest in and to the number of shares set forth opposite such Purchaser’s name on Schedule A hereto free and clear of all Liens; (e) such Seller is a sophisticated investor, has such knowledge and experience, and has sold investments of a similar nature as the sale contemplated herein, so as to be aware of the risks and uncertainties inherent in sale of the type contemplated herein, and is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”); (f) such Seller has independently, without reliance on the Purchasers and based upon such information as it deemed appropriate, investigated the business and financial condition of the Company; and (g) such Seller has independently, without reliance upon the Purchasers and based upon such information as it deemed appropriate, made its own analysis and decision to sell the number of shares set forth opposite such Seller’s name on Schedule A hereto.

3.         Representations and Warranties of the Purchasers. Each Purchaser represents and warrants to the Sellers as follows: (a) such Purchaser has full legal power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) neither the execution or delivery of this Agreement nor the performance hereof by such Purchaser conflicts with, or constitutes a breach of or a default or requires the consent of any third party under, any Law, or any material agreement, indenture, contract or instrument to which such Purchaser is now a party or by which the assets of such Purchaser are bound; (c) no Consent is required to be obtained by such Purchaser for the execution, delivery and performance by such Purchaser of this Agreement; (d) the Shares set forth opposite such Purchaser’s name on Schedule A hereto are being acquired solely for such Purchaser’s own account, for investment and not with a view to, or for sale in connection with, any distribution thereof to the public within the meaning of the Securities Act; and (e) such Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act.

4.         Material Non-Public and/or Confidential Information. Each Seller acknowledges that the Purchasers possess material non-public and/or confidential information not known to the Sellers regarding or relating to the Company and/or the Shares. Each Seller acknowledges that such material non-public and/or confidential information is the type of information that (a) an investor would consider important in making an investment decision concerning the sale of the Shares and (b) concerns the value of the Shares. Each Seller expressly and irrevocably (i) releases the Purchasers and their agents from any and all liabilities arising from the failure to disclose material non-public and/or confidential information with respect to the Company and/or the Shares and (ii) agrees to make no claim against the Purchasers and their agents with respect to the sale to the Purchasers of the Shares relating to any failure to disclose such material non-public and/or confidential information.

5.         Standstill. Each Seller agrees that for a period of twenty-four (24) months after the date of this Agreement, neither such Seller nor any of its present or future affiliates (including, without limitation, Steven L. Martin and Slater Capital Management, L.L.C.) shall, unless and until such Seller or such affiliate shall have received the prior written consent or approval of the board of directors of the Company, directly or indirectly, (i) acquire, agree to

SCHEDULE 13D

CUSIP No. 210-86971610	Page 13 of 16 Pages

acquire or make any proposal to acquire any securities of the Company, any warrant or option to acquire any such securities, any security convertible into or exchangeable for any such securities or any other right to acquire any such securities; (ii) seek or propose any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving the Company; (iii) make, or in any way participate in, any “solicitation” of proxies or consents (whether or not relating to the election or removal of directors) within the meaning of Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any securities of the Company, or seek to advise or influence any person with respect to the voting of any securities of the Company, or demand a copy of the stock ledger list of stockholders, or any other books and records of the Company; (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company; (v) otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, board of directors or policies of the Company; (vi) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, assist or encourage, any other persons in connection with any of the foregoing, or make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing; or (vii) make any publicly disclosed proposal regarding any of the foregoing. Each Seller agrees, on its behalf and on behalf of its affiliates, during such period not to make any proposal or statement, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing, or request the other party directly or indirectly, to amend, waive or terminate any provision of this Agreement (including this sentence).

6.	Indemnification.

(a)       The Sellers shall indemnify and hold harmless the Purchasers and the Purchasers’ Indemnified Persons (as hereinafter defined) for, and will pay to the Purchasers and such Indemnified Persons, the amount of, all Damages (as hereinafter defined) to the extent arising from, attributable to, or in connection with: (i) any breach of any representation or warranty made by the Sellers in this Agreement, or (ii) any breach by the Sellers of any covenant, agreement or obligation of the Sellers contained in this Agreement.

(b)       The Purchasers shall indemnify and hold harmless the Sellers and the Sellers Indemnified Persons for, and will pay to the Sellers and such Indemnified Persons the amount of, all Damages, to the extent arising from, attributable to, or in connection with: (i) any breach of any representation or warranty made by the Purchasers in this Agreement, or (ii) any breach by the Purchasers of any covenant, agreement or obligation of the Purchasers contained in this agreement.

(c)       For purposes of this Agreement “Indemnified Persons” shall mean, with respect to any Person, such Person’s officers, directors, partners, employees, agents, consultants, advisors, other representatives, heirs, executors and administrators and “Damages” shall mean any and all loss, liability, claim, damage, cost, expense (including, without limitation, interest, penalties, costs of investigation and defense and the reasonable fees and expenses of attorneys and other professional experts) whether or not involving a third-party claim.

SCHEDULE 13D

CUSIP No. 210-86971610	Page 14 of 16 Pages

7.         Headings. The headings used in this Agreement have been inserted for convenience of reference only, and they shall not influence the construction or interpretation of this Agreement or define or limit the provisions hereof.

8.         Governing Law; Construction. This Agreement and the transactions contemplated hereby shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without regard to principles of conflicts of law (other than Section 5-1401 of the New York General Obligations Law). This Agreement shall not be interpreted or construed with any presumption against the party that caused this Agreement to be drafted.

9.         Successors and Assigns. All covenants, promises and agreements by or on behalf of the parties contained in this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10.       Amendments; Waivers. Except as otherwise expressly provided herein, no amendment, supplement or modification of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Purchasers and the Sellers.

11.       Waiver. Any term, provision or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term, provision or condition. Any such waiver granted hereunder shall be limited to the specific instance and purpose for which it is given. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.       Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all of the other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party hereto.

13.       Entire Agreement. This Agreement supersedes all prior and/or contemporaneous negotiations, understandings, discussions and agreements (written or oral) between the parties with respect to the subject matter hereof (all of which are merged herein) and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

14.       Counterparts; Signatures. This Agreement may be signed in one or more counterparts, each of which shall be an original, but which together shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. This Agreement may be executed by facsimile signature which for purposes hereof shall constitute a valid and authentic signature.

[signatures appear on next page]

SCHEDULE 13D

CUSIP No. 210-86971610	Page 15 of 16 Pages

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Stock Purchase Agreement as of the date first above written.

SLATER EQUITY PARTNERS, L.P.

By: Slater Asset Management, L.L.C., its General Partner

By: /s/ Steven L. Martin Steven L. Martin, Manager

SLATER EQUITY PARTNERS OFFSHORE FUND, LTD.

By: Slater Capital Management, L.L.C., its Investment Adviser

By: /s/ Steven L. Martin Steven L. Martin, Manager

JOHN TULIN IRA ACCOUNT

By: /s/ John Tulin Name: John Tulin

JOHN AND WENDY TULIN TIC ACCOUNT

By: /s/ John Tulin Name: John Tulin

By: /s/ Wendy Tulin Name: Wendy Tulin

SCHEDULE 13D

CUSIP No. 210-86971610	Page 16 of 16 Pages

				Schedule A

Seller	Number of Shares Sold	Purchaser	Number of Shares Purchased	Purchase Price
Slater Equity Partners, L.P.	15,083	John and Wendy Tulin TIC Account	15,083	$28,506.87

Slater Equity Partners Offshore Fund, Ltd.	20,917	John and Wendy Tulin TIC Account	20,917	$39,533.13

Slater Equity Partners Offshore Fund, Ltd.	48,483	John Tulin IRA Account	48,483	$91,632.87